Exhibit 15.6

April 25, 2023

VIA EDGAR

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fanhua Inc. Submission under Item 16I(a) of Form 20-F

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act (the “HFCAA”), Fanhua Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

To the Company’s knowledge and based on an examination of its register of members and public filings made by its shareholders, including among others, the Schedule 13D/A filed jointly by Sea Synergy Limited and Mr. Yinan Hu on December 23, 2022 and the Schedule 13G/A filed by Bank of America Corporate Center on February 14, 2023, the Company respectfully submits that it is not owned or controlled by a governmental entity in China as of the date of this submission.

As of March 31, 2023, Mr. Yinan Hu, our chairman and chief executive officer, beneficially owned 18.2% and Sea Synergy Limited beneficially owned 16.4% of the Company’s outstanding ordinary shares, respectively. Sea Synergy Limited is 100% held by a family trust, of which Mr. Hu is the settlor and co-beneficiary. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the ordinary shares of the Company held by Sea Synergy Limited. Based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, no other shareholder owned more than 5% of the Company’s outstanding ordinary shares as of March 31, 2023.

As of the date hereof, Hongkong Chiho Limited, a company incorporated in Hong Kong, holds 0.3% of the total outstanding ordinary shares of Fanhua Inc. China’s state-owned legal persons indirectly own 100% of the equity interests in Hongkong Chiho Limited and in turn indirectly hold approximately 0.3% of the total outstanding ordinary shares of Fanhua Inc. To our knowledge, no other governmental entities in China possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should you have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact me, or you may contact our outside legal counsel, David Zhang at david.zhang@kirkland.com or at + 852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com or at +86 10 5737 9315 (work) or +86 186 1049 5593 (cell) of Kirkland & Ellis. Thank you.

Very truly yours,

By:	/S/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chairman and Chief Executive Officer

cc:	David Zhang, Esq., Kirkland & Ellis

Steve Lin, Esq., Kirkland & Ellis